Filed Pursuant to Rule 433

Relating to Preliminary Prospectus Supplement dated October 4, 2021,

Prospectus dated October 4, 2021 (Registration No. 333-260000)

FS KKR Capital Corp.

$500,000,000 1.650% Notes due 2024

$750,000,000 3.125% Notes due 2028

PRICING TERM SHEET

October 4, 2021

The following sets forth the final terms of the 1.650% Notes due October 12, 2024 (the “2024 Notes”) and the 3.125% Notes due October 12, 2028 (the “2028 Notes” and together with the 2024 Notes, the “Notes”) and should only be read together with the preliminary prospectus supplement dated October 4, 2021, together with the accompanying prospectus dated October 4, 2021 relating to these securities (the “Preliminary Prospectus”), and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars.

2024 Notes

Issuer:	FS KKR Capital Corp.
Security:	1.650% Notes due October 12, 2024
Ratings (Moody’s / Fitch / Kroll)*:	Baa3 / BBB- / BBB
Aggregate Principal Amount Offered:	$500,000,000
Trade Date:	October 4, 2021
Settlement Date:	October 12, 2021 (T+5)
Maturity Date:	October 12, 2024
Interest Payment Dates:	April 12 and October 12, commencing April 12, 2022
Price to Public (Issue Price):	99.846%
Coupon (Interest Rate):	1.650%
Yield to Maturity:	1.703%
Spread to Benchmark Treasury:	T + 120 basis points
Benchmark Treasury:	0.375% due September 15, 2024
Benchmark Treasury Price & Yield:	99-20 / 0.503%
Optional Redemption:

Equal to the greater of the following amounts, plus, in each case, accrued and unpaid interest to the redemption date:

•  100% of the principal amount of the 2024 Notes to be redeemed,

Or

the sum of the present values of the remaining scheduled payments of principal and interest (exclusive of accrued and unpaid interest to the date of redemption) on the 2024 Notes to be redeemed prior to the maturity date discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) using the applicable Treasury Rate plus 20 basis points.

Denomination:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP / ISIN:	302635 AJ6 / US302635AJ69

2028 Notes

Issuer:	FS KKR Capital Corp.
Security:	3.125% Notes due October 12, 2028
Ratings (Moody’s / Fitch / Kroll)*:	Baa3 / BBB- / BBB
Aggregate Principal Amount Offered:	$750,000,000
Trade Date:	October 4, 2021
Settlement Date:	October 12, 2021 (T+5)
Maturity Date:	October 12, 2028
Interest Payment Dates:	April 12 and October 12, commencing April 12, 2022
Price to Public (Issue Price):	99.682%
Coupon (Interest Rate):	3.125%
Yield to Maturity:	3.176%
Spread to Benchmark Treasury:	T + 190 basis points
Benchmark Treasury:	1.250% due September 30, 2028
Benchmark Treasury Price & Yield:	99-26+ / 1.276%
Optional Redemption:

Equal to the greater of the following amounts, plus, in each case, accrued and unpaid interest to the redemption date:

•  100% of the principal amount of the 2028 Notes to be redeemed,

Or

the sum of the present values of the remaining scheduled payments of principal and interest (exclusive of accrued and unpaid interest to the date of redemption) on the 2028 Notes to be redeemed through August 12, 2028 (the date falling two months prior to the maturity date of the 2028 Notes) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) using the applicable Treasury Rate plus 30 basis points; provided, however, that if we redeem any 2028 Notes on or after August 12, 2028 (the date falling two months prior to the maturity date of the 2028 Notes), the redemption price for the 2028 Notes will be equal to 100% of the principal amount of the 2028 Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

Denomination:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP / ISIN:	302635 AK3 / US302635AK33

Underwriters:

BofA Securities, Inc.

BMO Capital Markets Corp.

KKR Capital Markets LLC

MUFG Securities Americas Inc.

Truist Securities, Inc.

ING Financial Markets LLC

J.P. Morgan Securities LLC

SMBC Nikko Securities America, Inc.

HSBC Securities (USA) Inc.

Mizuho Securities USA LLC

RBC Capital Markets, LLC

BNP Paribas Securities Corp.

Citigroup Global Markets Inc.

Deutsche Bank Securities Inc.

Goldman Sachs & Co. LLC

Morgan Stanley & Co. LLC

Santander Investment Securities Inc.

SG Americas Securities, LLC

Barclays Capital Inc.

Credit Suisse Securities (USA) LLC

Compass Point Research & Trading, LLC

ICBC Standard Bank Plc

R. Seelaus & Co., LLC

Keefe, Bruyette & Woods, Inc.

U.S. Bancorp Investments, Inc.

Notes:

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

ICBC Standard Bank Plc is restricted in its U.S. securities dealings under the United States Bank Holding Company Act and may not underwrite, subscribe, agree to purchase or procure purchasers to purchase notes that are offered or sold in the United States. Accordingly, ICBC Standard Bank Plc shall not be obligated to, and shall not, underwrite, subscribe, agree to purchase or procure purchasers to purchase notes that may be offered or sold by other underwriters in the United States. ICBC Standard Bank Plc shall offer and sell the Notes constituting part of its allotment solely outside the United States.

Investors are advised to carefully consider the investment objectives, risks, charges and expenses of FS KKR Capital Corp. before investing. The Preliminary Prospectus, which has been filed with the Securities and Exchange Commission (the “SEC”), contains this and other information about FS KKR Capital Corp. and should be read carefully before investing.

The information in the Preliminary Prospectus and in this pricing term sheet is not complete and may be changed. The Preliminary Prospectus and this pricing term sheet are not offers to sell any securities of FS KKR Capital Corp. and are not soliciting an offer to buy such securities in any state or jurisdiction where such offer and sale is not permitted.

FS KKR Capital Corp. has filed a shelf registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus and other documents FS KKR Capital Corp. has filed with the SEC for more complete information about FS KKR Capital Corp. and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, FS KKR Capital Corp., any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and accompanying prospectus if you request it from BofA Securities, Inc., 200 North College Street, NC1-004-03-43, Charlotte, NC 28255-0001, Attn: Prospectus Department, tel: (800)294-1322; email: dg.prospectus_requests@bofa.com; BMO Capital Markets Corp., 151 West 42nd Street, New York, NY 10036, Attn: Debt Capital Markets Syndicate, tel: 1-866-864-7760; KKR Capital Markets LLC, 30 Hudson Yards, New York, NY 10001: tel: 212-230-9433; MUFG Securities Americas Inc., 1221 Avenue of the Americas, Sixth Floor, New York, NY 10020, tel: 877-649-6848; Truist Securities, Inc., 303 Peachtree Street, Atlanta, GA 30326, Attn: Prospectus Department, tel: 800-685-4786, email: TSIdocs@Truist.com.